ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

August 29, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A, filed on June 20, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 4, 2014, relating to Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A filed on June 20, 2014 regarding the PCS Commodity Strategy Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Does “subsidiary expenses” refer only to the expenses of the wholly-owned subsidiary or does it include other acquired fund fees and expenses? If it does not, please confirm that there are no other acquired fund fees and expenses.

Response #1

The Registrant confirms that “subsidiary expenses” refers only to the expenses of the Fund’s wholly-owned subsidiary.  The Registrant further confirms that the Fund currently anticipates having no acquired fund fees and expenses that it would be required to disclose.

Comment #2

There is no reference to footnote 3 in the fee table. Please revise.

Response #2

Registrant has inserted footnote three in the appropriate place in the fee table.  Please see the revised fee table below.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares if you invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and under “Shareholder Information – More About Class A Shares” beginning on page 16 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class N	Class I	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.50%	None	None	None	None
Maximum Deferred Sales Charge (Load)	1.00%(1)	1.00%	None	None	None
(as a % of original purchase price) Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%	0.79%	0.79%	0.79%	0.79%
Distribution and Service (Rule 12b-1) Fees	0.25%	1.00%	0.25%	0.00%	0.50%
Other Expenses(2)	0.89%	0.89%	0.89%	0.89%	0.89%

Total Annual Fund Operating Expenses[3]	1.93%	2.68%	1.93%	1.68%	2.18%
Fee Waiver/Expense Reimbursement	(0.58)%	(0.58)%	(0.58)%	(0.58)%	(0.58)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(4)	1.35%	2.10%	1.35%	1.10%	1.60%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

These expenses are based on estimated amounts for the Fund’s current fiscal year.

(3)

This number represents an estimate for the Fund’s current fiscal year of the combined total fees and operating expenses of underlying funds owned by the Fund and would not be a direct expense incurred by the Fund or deducted from Fund assets.

(4)

Pursuant to an operating expense limitation agreement between Price Asset Management, Inc. (the “Adviser”) and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Fund do not exceed 1.35%, 2.10%, 1.35%, 1.10% and 1.60%, of the Fund’s average net assets, for Class A. Class C, Class N, Class I and Class R shares, respectively, through December 31, 2015.  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap.

Summary Section – Principal Investment Strategies

Comment #3

Please confirm that the adviser is registered as a commodity pool operator with the CFTC, and will comply with any applicable CFTC requirements.

 Response #3

Registrant confirms that the Fund’s adviser is registered as a commodity pool operator with the CFTC and will undertake to comply with any applicable CFTC requirements.

Comment #4

Please define “high-quality” as it is used in the “Fixed Income Investments” section of the prospectus.

Response #4

The prospectus has been revised to remove the reference to “high-quality” short-term debt securities in the “Fixed Income Investments” section of the prospectus.  Assets not invested by the Fund in the Subsidiary or directly in commodity-linked futures contracts will only be invested in cash, cash equivalents and short-term U.S. government securities.

The prospectus has also been revised to remove the reference to “‘high quality’ short-term debt securities” in the first paragraph of the section entitled “Principal Investment Strategies.”  That paragraph now reads as follows:

“The Fund seeks to achieve its investment objective by investing, under normal circumstances, in (a) a portfolio of commodity-linked futures contracts traded on U.S. and foreign exchanges and (b) a fixed-income portfolio made up of cash, cash equivalents, short-term U.S. government securities, and certain other money market instruments.”

Comment #5

Based on the disclosure in the principal investment strategies description, our understanding is that the Fund’s only significant derivatives exposure will be commodity futures and certain related investment products.  If the Fund will have exposure to other types of derivatives, please disclose in investment strategy description.

Response #5

The Registrant confirms that the Fund’s only significant derivatives exposure will be commodity futures and certain related investment products as currently described in the Fund’s prospectus.

Comment #6

There are no references to foreign issuers in the description of the Fund’s principal investment strategies. Please either update the principal investment strategy risk description or remove the fixed income foreign investment risk factor.

Response #6

This risk factor has been removed from the revised prospectus because the Registrant’s principal investment strategies do not include exposure to foreign issuers’ fixed income securities.  However, the Registrant may, from time to time, enter into futures contracts that are denominated in foreign currencies or that trade on foreign exchanges.  As such, the Registrant expects that it will encounter de minimus exposure to foreign currencies.  We have revised both the foreign currency risk factor and the foreign exchange risk factor as described below.

We have revised the summary prospectus to include the following language:

•

“Foreign Currency and Foreign Exchange Risk:  If currencies do not perform as the Adviser expects, the Fund could have significant losses which exceed the amount invested in the currency instruments since currency transactions involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss.  Furthermore, the Fund’s investments in contracts that trade on foreign exchanges involve risks not associated with investing in U.S. contracts.  Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets.  There may be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle.”\

We have revised the statutory prospectus to include the following language:

•

“Foreign Currency and Foreign Exchange Risk:  If currencies do not perform as the Adviser expects, the Fund could have significant losses which exceed the amount invested in the currency instruments since currency transactions involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss.  Furthermore, the Fund’s investments in contracts that trade on foreign exchanges involve risks not associated with investing in U.S. contracts.  Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets.  There may be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle.  The specific risks of investing in foreign contracts, among others, include:

Counterparty Risk:  The Fund may enter into foreign investment contracts with a counterparty which will subject the Fund to counterparty credit risk (see “Counterparty Credit Risk” above).

Geographic Risk:  If the Fund concentrates its investments in issuers located or doing business in any country or region, factors adversely affecting that country or region will affect the Fund’s net asset value more than would be the case if the Fund had made more geographically diverse investments.  The economies and financial markets of certain regions, such as Latin America or Asia, can be highly interdependent and decline all at the same time.

Political / Economic Risk:  Changes in economic and tax policies, government instability, war or other political or economic actions or factors may have an adverse effect on the Fund’s foreign investments, potentially including expropriation and nationalization, confiscatory taxation, and the potential difficulty of repatriating funds to the United States.

Regulatory Risk:  Foreign counterparties and foreign exchanges are generally not subject to the same degree of regulation as are U.S. counterparties and U.S. exchanges.  The reporting, accounting, and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards.

Transaction Costs Risk:  The costs of entering into foreign contracts, including tax, brokerage, and custody costs, generally are higher than those involving domestic transactions.”

Comment #7

Please confirm the following:

1.

 The subsidiary’s advisory contract will comply with Section 15(a) of the 1940 Act.

2.

The subsidiary will comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors.

3.

The Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

4.

The subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act.

5.

 The subsidiary will have the same custodian and independent accountant as the Fund.

6.

All subsidiary expenses are included in the fee table.

7.

The subsidiary and its Board have consented to service of process in the US.

Response #7

Please see responses to each of your requests below.

1.

The Registrant confirms that the subsidiary’s advisory contract will comply with Section 15(a) of the 1940 Act.

2.

The Registrant confirms that the subsidiary will comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors.

3.

The Registrant confirms that the subsidiary’s financial statements will be consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

4.

The Registrant confirms that the subsidiary is subject to and will comply with the investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.  The subsidiary may, however, invest in commodity futures contracts without limitation.

5.

 The Registrant confirms that the subsidiary will have the same custodian and independent accountant as the Fund.  However, the subsidiary will not be audited as a separate entity.

6.

The Registrant confirms that the estimate expenses of the subsidiary are consolidated with those of the Fund and are presented in the fee table.

7.

The Registrant confirms that the subsidiary and its Board have consented to service of process in the US.

Comment #8

Please describe any private letter ruling from the IRS that income received from the CFC is qualifying income. If not, please describe the Fund’s basis for determining that such income will be qualifying income.

Response #8

The following disclosure is currently included on page 11 of the Prospectus:

“The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  The IRS, however, has suspended issuance of any further private letter rulings of this type pending a review of its position and the release of public guidance on the issue that can be relied upon by all taxpayers (as opposed to the “private” guidance previously issued to individual taxpayers in the aforementioned private letter rulings).  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that the prior private letter rulings evidence both a correct interpretation of the existing law and the current view of the IRS, consistently applied to a number of similarly situated mutual funds. Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.”

Management of the Fund – Related Performance Information of the Adviser

Comment #9

Please include a statement that GIPS differs from the standard SEC method.

Response #9

Registrant has revised the disclosure to include a statement the GIPS differs from the standard SEC method.  The relevant portion of the disclosure now states:

“The Adviser claims compliance with Global Investment Performance Standards (“GIPS”).  It should be noted that GIPS standards with respect to measuring investment performance results differ from the standard SEC method.”

Comment #10

Please confirm that all accounts included in the composite began at the same time.

Response #10

From the inception of the PAM RICI® Total Composite through April 30, 2013, the only account included in the composite was the Private Fund (as defined in Response #11 below). In April 2013, the Adviser acquired and began managing three new accounts, all of which were added to the PAM RICI® Total Composite beginning in May 2013.  We have added a footnote 2 to the prospectus, which is included below.

PAM RICI® Total Composite

Year-By-Year Returns

2007(1)	2008	2009	2010	2011	2012	2013(2)
26.98%	-42.05%	24.79%	17.67%	-10.19%	2.86%	-5.75%

(1)

Returns are shown from the PAM RICI® Total Composite’s inception on May 10, 2007.

(2)

From the inception of the PAM RICI® Total Composite through April 30, 2013, the performance results disclosed reflect the performance results of the Private Fund. From May 1, 2013 through December 31, 2013, the performance results disclosed reflect the performance results of the Private Fund together with three additional accounts which were acquired by the Adviser in April 2013. Both the Private Fund and the additional accounts included in May 2013 were managed with substantially the same investment objective, policies and strategies as the Fund.

 Comment #11

“Private Fund” is undefined. Is this the same as the composite?  If not, please describe in the footnote how the Private Fund relates to the composite.

Response #11

The Private Fund is not the same as the composite.  Registrant has amended the disclosure contained in first paragraph of the section entitled “Related Performance Information of the Adviser” as follows:

“The Fund’s investment objective, policies and restrictions are substantially similar to the investment objectives, policies and restrictions used by certain private funds and separate accounts also managed by the Fund’s investment adviser (collectively, the “PAM RICI® Total Composite”), including the RICI® Linked PAM Advisors Fund, LLC (the “Private Fund”).  The PAM RICI® Total Composite represents all accounts that are managed with substantially the same investment objective, policies and strategies as the Fund.  This section presents past performance information for the PAM RICI® Total Composite. PAM RICI® Total Composite is not a mutual fund, but rather a collection of all of the portfolios managed by the Adviser that have investment objectives, policies and strategies that are substantially similar to those of the Fund. The PAM RICI® Total Composite is not subject to the limitations of the 1940 Act and the Internal Revenue Code, which if applicable would have adversely affected the performance results.”

Statement of Additional Information

Comment #12

Please confirm that there is no disclosure in the SAI which is material to an investor’s investment decision or that would materially affect the Fund’s performance that should be discussed and included in the prospectus.

Response #12

Registrant confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or that is material to an investor’s investment decision.

Investment Policies, Strategies and Associated Risks

Comment #13

We note that there is no mention of the fact that the Fund may invest up to 100% of its net assets in shares of other investment companies, including money market mutual funds, other mutual funds or exchange traded funds in the prospectus. If the Fund may, in fact, invest up to 100% of its net assets in other investment companies, this fact should be included in the prospectus.

Response #13

The reference to the Fund investing up to 100% of its net assets in other investment companies has been deleted.  Please see the revised disclosure below.

“The Fund may invest up to 10% of its net assets in shares of other investment companies, including money market mutual funds, other mutual funds or exchange traded funds (“ETFs”).  The Fund’s investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses.  The Fund limits its investments in securities issued by other investment companies in accordance with the 1940 Act or with certain terms and conditions of applicable exemptive orders issued by the SEC and approved by the Board of Trustees.  Section 12(d)(1) of the 1940 Act precludes the Fund from acquiring (i) more than 3% of the total outstanding shares of another investment company; (ii) shares of another investment company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) shares of another registered investment company and all other investment companies having an aggregate value in excess of 10% of the value of the total assets of the Fund.  However, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding shares of such investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not offered or sold, and is not proposing to offer or sell its shares through a principal underwriter or otherwise at a public or offering price that includes a sales load of more than 1 1/2%.  SEC Rule 12d1-3 provides, however, that the Fund may rely on the Section 12(d)(1)(F) exemption and charge a sales load in excess of 1 1/2% provided the sales load and any service fee charged does not exceed limits set forth in applicable Financial Industry Regulatory Authority, Inc. (“FINRA”) rules.

“If the Fund invests in investment companies, including ETFs, pursuant to Section 12(d)(1)(F), it must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.  In addition, an investment company purchased by the Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days.  In addition to the advisory and operational fees the Fund bears directly in connection with its own operation, the Fund also bears its pro rata portion of the advisory and operational expenses incurred indirectly through investments in other investment companies.  In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (1) the market price of the ETF’s shares may trade at a discount to their net asset value; (2) an active trading market for an ETF’s shares may not develop or be maintained; or (3) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.  Additionally, ETFs have management fees, which increase their cost.”

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum